Exhibit 99.1

Aurora Mobile Limited Announces Second Quarter 2022

Unaudited Financial Results

SHENZHEN, CHINA, September 15, 2022 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Revenues were RMB76.1 million (US$11.4 million), a decrease of 14% year-over-year.

•	Cost of revenues was RMB22.7 million (US$3.4 million), an increase of 5% year-over-year.

•	Gross profit was RMB53.5 million (US$8.0 million), a decrease of 21% year-over-year.

•	Total operating expenses were RMB87.7 million (US$13.1 million), a decrease of 17% year-over-year.

•	Net loss was RMB24.4 million (US$3.6 million), compared with a net loss of RMB29.3 million for the same quarter last year.

•

Net loss attributable to Aurora Mobile Limited’s shareholders was RMB23.4 million (US$3.5 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB29.3 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB16.9 million (US$2.5 million), compared with a RMB23.6 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was a negative RMB8.0 million (US$1.2 million), compared with a negative RMB13.3 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “Our Q2 results were largely conditioned by the turbulence from the impact of the widespread resurgence of COVID-19. And we have taken necessary steps and initiatives to proactively address obstacles and strengthen our management and operational capabilities to navigate through these tough times. Continuing the effort started in Q1’2022, we have shaved off more operating expenses and, we further reduced salary cost as we streamlined our workforce. In addition, we closely and thoroughly looked at every single expense and made conscious efforts to search for better deals or replace new vendors to reduce the expense level.

At this juncture, I would like to take a moment to thank everyone in our Company for their contribution in these important cost-cutting initiatives. All these efforts have been positively reflected in the Q2’2022 financial performance. Here are the highlights of our important achievements:

•	Lowest operating expenses for the past 14 quarters since Q1’2019, at RMB87.7 million, down 17% year-over-year

•	Lowest net loss since Q3’2019, at RMB24.4 million, narrowed down 17% year-over-year

•	Highest level of net cash inflow from operating activities since Q4’2020

•	Adjusted EBITDA at negative RMB8.0 million, significantly improved by 40% year-over-year

•	Total customer number up 79% year-over-year to 4,709

In Q2’2022, our Developer Services revenues were down 10% year-over-year to RMB55.2 million, which was mainly due to the decrease from Value-added Services. Subscription Services revenues were RMB38.3 million, up 2% year-over-year. Our Subscription Services, which include JPUSH, Analytics, UMS and others, are products and services that help APP developers and enterprises to improve their operational efficiency. Demand for our Subscription Services is relatively strong and less impacted by the general sentiment of the macro-economy.

One key milestone in Subscription Services that I would like to share with you is our overseas business expansion. In Q2’2022, our overseas email deliveries surpassed those in Mainland China. This is a great testament to the quality of our products and services, along with our ability to expand our businesses beyond our shores. We do see overseas expansion as one of our next key growth drivers.

To enable our customers going global to access more overseas messaging channels, in August we signed a cooperation agreement with WhatsApp, the world’s leading private messaging giant. Under this collaboration, WhatsApp is now embedded as one of the channels within our Overseas Messaging Cloud Solution which was created to empower Chinese enterprises to expand in overseas markets with omni-channel intelligent messaging services.

Although our Value-added Services revenue took a hit in Q2’2022, we are seeing some encouraging signs from the AD Mediation Platform. Since the launch of our AD Mediation Platform in the beginning of June, over 2 million daily active users (DAUs) and more than 20 APPs have joined our platform, with more than 150 APPs in the pipeline. Our AD Mediation Platform enables one-stop SDK-based access to mainstream ad platforms such as csjplatform.com, Tencent Youlianghui, and Kuaishou, and at the same time it can also quickly access more than 70 other high-return demand-side platforms (DSPs).

I am also very excited to share some updates from our core product, JPUSH. With our new customer management feature for VIP push customers, users now can easily select target users and send promotional and customized push messages to their end users without having to go through the software coding process. According to various research reports, click rate will largely improve when sending the dynamic and customized campaign push messages to end users.

As you see, we were very productive this quarter and made the necessary product improvements and innovations despite the tough business conditions. We believe that only when we have superior products that markets demand can we continue to strive and come back even stronger after the current slowdown. I am confident that we are fully equipped and ready for the tides to turn.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Vertical Applications revenue decreased by 25% year-over-year mainly due to the impact of COVID-19 which resulted in a dip in demand and logistical obstacles in contract signing.

Financial Risk Management Service and Market Intelligence Service (which are the components within Vertical Applications), each services’ revenue decreased by 22% and 9%, year-over-year to RMB12.0 million and RMB7.3 million, respectively, mainly due to 1) the slow-down in the economy which resulted in lower demand for our services; 2) delays in contract signing as several major cities were locked down. We were simply not able to mail or deliver contracts to customers for their execution. Nevertheless, some existing key account customers in both services continued their consumption of our services during the quarter.

We have yielded some of the best results since Q1’2021 as a result of our effective cost control initiatives. Operating expenses decreased by an impressive 17% year-over-year to RMB87.7 million and that is the lowest operating expense since Q1’2019. All 3 components within the operating expense category have recorded year-over-year reductions.

Adjusted EBITDA (calculated as EBITDA excluding Share-based Compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contracts), improved 40% year-over-year and 2% quarter-over-quarter respectively, to negative RMB8.0 million.

AR turnover days has remained stable at 46 days this quarter compared to 46 days last quarter. Our disciplined accounting policy and cash collecting efforts ensure a timely collection of our accounts receivables.

Finally, the total Deferred Revenue balance, which represents cash collected in advance from customers, exceeded RMB100 million at quarter-end for the 9th consecutive quarter. As of June 30, 2022, the total deferred revenue balance was at the historical high of RMB137.7 million.”

Second Quarter 2022 Financial Results

Revenues were RMB76.1 million (US$11.4 million), a decrease of 14% from RMB89.0 million in the same quarter of last year, mainly due to the impact of COVID-19 on overall macroeconomic conditions.

Cost of revenues was RMB22.7 million (US$3.4 million), an increase of 5% from RMB21.6 million in the same quarter of last year. The increase was mainly due to the increase in short message cost of RMB1.4 million.

Gross profit was RMB53.5 million (US$8.0 million), a decrease of 21% from RMB67.4 million in the same quarter of last year.

Total operating expenses were RMB87.7 million (US$13.1 million), a decrease of 17% from RMB105.3 million in the same quarter of last year.

•

Research and development expenses were RMB40.8 million (US$6.1 million), a decrease of 25% from RMB54.3 million in the same quarter of last year, mainly due to a RMB8.6 million decrease in personnel costs, a RMB1.6 million decrease in technical service fee, a RMB1.3 million decrease in cloud cost, and a RMB0.8 million decrease in depreciation expense.

•

Sales and marketing expenses were RMB23.3 million (US$3.5 million), a decrease of 14% from RMB27.0 million in the same quarter of last year, mainly due to a RMB1.9 million decrease in personnel costs and a RMB1.5 million decrease in marketing expense.

•

General and administrative expenses were RMB23.6 million (US$3.5 million), a slight decrease of 1% from RMB23.9 million in the same quarter of last year, mainly due to the net effect of a RMB3.1 million decrease in personnel costs and a RMB2.6 million increase in professional fee.

Loss from operations was RMB34.2 million (US$5.1 million), compared with RMB37.9 million in the same quarter of last year.

Net Loss was RMB24.4 million (US$3.6 million), compared with RMB29.3 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB16.9 million (US$2.5 million), compared with RMB23.6 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was a negative RMB8.0 million (US$1.2 million) compared with a negative RMB13.3 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investments were RMB112.0 million (US$16.7 million) as of June 30, 2022 compared with RMB284.6 million as of December 31, 2021. The decrease was primarily due to the short-term bank loan of RMB150.0 million was fully repaid in April 2022.

Business Outlook

Based on the current information, we anticipate that the Developer Services—Subscription Services revenue for Q3’2022 to achieve close to double digit growth both quarter-over-quarter and year-over-year. For Vertical Applications revenue, we are also expecting solid quarter over quarter growth. For Value-added Services, which we have mentioned earlier, the overall market will take time to stabilize before the revenue can return to the historical level. With the anticipated growth in revenue and conscious cost spending, barring any unforeseen events, we are looking to achieve a break-even Adjusted EBITDA balance for Q4’2022.

Please note that, the above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of June 30, 2022, the Company had repurchased a total of 920,606 ADS. No ADS were repurchased during the second quarter in 2022.

Conference Call

The Company will host an earnings conference call on Thursday, September 15, 2022 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: https://register.vevent.com/register/BIef3833e54b5e41f58d571f9285679b5d

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses/(benefits), share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises’ digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

–

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	88,961	85,330	76,147	11,368	165,609	161,477	24,108
Cost of revenues	(21,586)	(26,828)	(22,673)	(3,385)	(40,088)	(49,501)	(7,390)

Gross profit	67,375	58,502	53,474	7,983	125,521	111,976	16,718

Operating expenses
Research and development	(54,312)	(39,978)	(40,794)	(6,090)	(106,219)	(80,772)	(12,059)
Sales and marketing	(27,020)	(26,283)	(23,326)	(3,482)	(53,904)	(49,609)	(7,406)
General and administrative	(23,942)	(28,196)	(23,601)	(3,524)	(46,692)	(51,797)	(7,734)

Total operating expenses	(105,274)	(94,457)	(87,721)	(13,096)	(206,815)	(182,178)	(27,199)

Loss from operations	(37,899)	(35,955)	(34,247)	(5,113)	(81,294)	(70,202)	(10,481)

Foreign exchange loss, net	(1,500)	(597)	(2,667)	(398)	(1,504)	(3,264)	(488)
Interest income	1,742	1,251	388	58	3,330	1,639	245
Interest expenses	(2,204)	(1,846)	(775)	(116)	(4,978)	(2,621)	(391)
Other income	8,699	4,805	13,726	2,049	13,098	18,531	2,767
Change in fair value of structured deposits	—	—	3	—	20	3	—
Change in fair value of foreign currency swap contract	1,905	1,441	(677)	(101)	1,905	764	114

Loss before income taxes	(29,257)	(30,901)	(24,249)	(3,621)	(69,423)	(55,150)	(8,234)

Income tax (expenses)/ benefits	(11)	4	(139)	(21)	(11)	(135)	(20)

Net loss	(29,268)	(30,897)	(24,388)	(3,642)	(69,434)	(55,285)	(8,254)

Less: net loss attributable to redeemable noncontrolling interests	—	(1,089)	(972)	(145)	—	(2,061)	(308)
Net loss attributable to Aurora Mobile Limited’s shareholders	(29,268)	(29,808)	(23,416)	(3,497)	(69,434)	(53,224)	(7,946)

Net loss attributable to common shareholders	(29,268)	(29,808)	(23,416)	(3,497)	(69,434)	(53,224)	(7,946)

Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.37)	(0.38)	(0.30)	(0.04)	(0.88)	(0.67)	(0.10)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	61,799,298	62,058,860	62,138,645	62,138,645	61,668,577	62,098,973	62,098,973
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income
Foreign currency translation adjustments	1,188	309	3,519	525	654	3,828	572
Total other comprehensive income, net of tax	1,188	309	3,519	525	654	3,828	572

Total comprehensive loss	(28,080)	(30,588)	(20,869)	(3,117)	(68,780)	(51,457)	(7,682)

Less: comprehensive loss attributable to noncontrolling interests	—	(1,089)	(972)	(145)	—	(2,061)	(308)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(28,080)	(29,499)	(19,897)	(2,972)	(68,780)	(49,396)	(7,374)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	90,552	91,844	13,712
Restricted cash	164,030	137	20
Derivative assets	5,989	3	—
Short-term investments	30,000	20,000	2,986
Accounts receivable	43,860	35,138	5,246
Prepayments and other current assets	46,670	34,238	5,112
Amounts due from a related party	35	—	—

Total current assets	381,136	181,360	27,076

Non-current assets:
Long-term investments	141,926	140,015	20,904
Property and equipment, net	62,179	49,267	7,355
Intangible assets, net	5,398	26,809	4,002
Goodwill	—	37,785	5,641
Other non-current assets	4,898	13,476	2,012

Total non-current assets	214,401	267,352	39,914

Total assets	595,537	448,712	66,990

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	150,000	—	—
Accounts payable	18,292	19,190	2,865
Deferred revenue and customer deposits	119,991	129,720	19,367
Accrued liabilities and other current liabilities	85,305	78,240	11,681
Amounts due to a related party	54	66	10

Total current liabilities	373,642	227,216	33,923

Non-current liabilities:
Deferred revenue	3,845	8,027	1,198
Deferred tax liabilities	—	5,097	761
Other non-current liabilities	2,607	2,734	408

Total non-current liabilities	6,452	15,858	2,367

Total liabilities	380,094	243,074	36,290

Redeemable noncontrolling interests	—	31,582	4,715

Shareholders’ equity:
Common shares	49	49	7
Additional paid-in capital	1,021,961	1,029,970	153,770
Accumulated deficit	(819,018)	(872,242)	(130,222)
Accumulated other comprehensive income	12,451	16,279	2,430

Total shareholders’ equity	215,443	174,056	25,985

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	595,537	448,712	66,990

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(29,268)	(30,897)	(24,388)	(3,642)	(69,434)	(55,285)	(8,254)
Add:
Share-based compensation	7,528	3,392	6,792	1,014	19,036	10,184	1,520
Reduction in force charges	—	4,191	—	—	—	4,191	626
Impairment of long-term investment	—	7,016	—	—	—	7,016	1,047
Change in fair value of foreign currency swap contract	(1,905)	(1,441)	677	101	(1,905)	(764)	(114)

Adjusted net loss	(23,645)	(17,739)	(16,919)	(2,527)	(52,303)	(34,658)	(5,175)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(29,268)	(30,897)	(24,388)	(3,642)	(69,434)	(55,285)	(8,254)
Add:
Income tax expenses/ (benefits)	11	(4)	139	21	11	135	20
Interest expenses	2,204	1,846	775	116	4,978	2,621	391
Depreciation of property and equipment	7,028	6,636	6,350	948	13,406	12,986	1,939
Amortization of intangible assets	1,099	1,076	1,671	249	2,190	2,747	410

EBITDA	(18,926)	(21,343)	(15,453)	(2,308)	(48,849)	(36,796)	(5,494)
Add:
Share-based compensation	7,528	3,392	6,792	1,014	19,036	10,184	1,520
Reduction in force charges	—	4,191	—	—	—	4,191	626
Impairment of long-term investment	—	7,016	—	—	—	7,016	1,047
Change in fair value of foreign currency swap contract	(1,905)	(1,441)	677	101	(1,905)	(764)	(114)

Adjusted EBITDA	(13,303)	(8,185)	(7,984)	(1,193)	(31,718)	(16,169)	(2,415)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of SAAS Businesses Revenue to Total Revenue
Developer Services	61,168	59,757	55,249	8,248	113,608	115,006	17,170

Subscription	37,538	34,356	38,343	5,724	71,214	72,699	10,854
Value-Added Services	23,630	25,401	16,906	2,524	42,394	42,307	6,316
Vertical Applications	27,793	25,573	20,898	3,120	52,001	46,471	6,938

Total Revenue	88,961	85,330	76,147	11,368	165,609	161,477	24,108

Gross Profits	67,375	58,502	53,474	7,983	125,521	111,976	16,718
Gross Margin	75.7%	68.6%	70.2%	70.2%	75.8%	69.3%	69.3%